FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of October 2015

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports Second Quarter Financial Results
2.	Nomura Declares Half Year Dividend
3.	Nomura Announces Future Dissolution of Subsidiary
4.	(English Translation) Extraordinary Report Pursuant to the Financial Instruments and Exchange Act

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 28, 2015	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Nomura Reports Second Quarter Financial Results

•	First half net income of Y115.3bn represents second highest level since FY2001/02

•	All business divisions reported stronger first half net revenue and pretax income YoY

•	Robust financial position with total capital ratio of 15 percent and Tier 1 capital ratio of 13.1 percent under Basel III

Tokyo, October 28, 2015—Nomura Holdings, Inc. today announced its consolidated financial results for the second quarter and first half of the fiscal year ending March 31, 2016.

Net revenue for the second quarter was 336.6 billion yen (US$2.8 billion)1, down 21 percent quarter on quarter and 10 percent year on year. Income before income taxes decreased 81 percent from last quarter and 73 percent compared to the second quarter last year to 19.9 billion yen (US$166 million). Net income attributable to Nomura Holdings shareholders decreased 32 percent quarter on quarter and 12 percent year on year to 46.6 billion yen (US$389 million).

For the six months ended September 30, Nomura reported net revenue of 760.6 billion yen (US$6.3 billion), up 2 percent from the same period last year. Income before income taxes rose 0.2 percent to 125.9 billion yen (US$1.1 billion), and net income attributable to Nomura Holdings shareholders was 115.3 billion yen (US$962 million), jumping 59 percent year on year.

“We saw a slowdown in the second quarter with our earnings impacted by challenging market conditions and a settlement to resolve legal proceedings. However, for the six months to September, revenues and income increased year on year across all businesses, highlighting the progress we have made to improve profitability,” said Nomura Group CEO Koji Nagai.

“Our Retail business reported stronger sales of stocks compared to last quarter and recurring revenue continued to grow. Asset Management revenues declined as assets under management slipped due to market factors, but inflows into ETFs and investment trusts remained solid. In Wholesale, Global Markets was impacted by market conditions, while Investment Banking booked higher revenues on the back of a robust quarter in the ECM business.

“Looking ahead, we remain focused on connecting markets east and west as Asia’s global investment bank to deliver value-added products and services to our clients and contribute to economic growth.”

[1]	US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 119.81 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2015. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

Divisional Performance

Retail

(billions of yen)	FY2015/16 Q2	QoQ	YoY
Net revenue	115.7	-12%	-2%
Income before income taxes	36.7	-28%	-5%

Retail net revenue decreased 12 percent quarter on quarter to 115.7 billion yen, representing a decline of 2 percent year on year. Income before income taxes dropped 28 percent quarter on quarter and declined 5 percent year on year to 36.7 billion yen. Sales of stocks increased significantly driven by contributions from primary deals, but investment trusts and secondary market stocks were sluggish as investors sat on the sidelines due to the sudden market corrections since mid-August.

Nomura continued to gain traction in transforming its business model. Second quarter annualized recurring revenue was 78.3 billion yen, roughly unchanged from the previous quarter despite the sharp market decline. Nomura reported ongoing inflows and steady growth in client assets in discretionary investments. Sales of insurance products were also solid as Nomura focused on meeting the estate planning and cash flow needs of our retail clients.

Asset Management

(billions of yen)	FY2015/16 Q2	QoQ	YoY
Net revenue	22.9	-15%	+5%
Income before income taxes	8.4	-28%	+8%

Asset Management net revenue was 22.9 billion yen, a decline of 15 percent compared to last quarter and an increase of 5 percent over the same period last year. Income before income taxes declined 28 percent quarter on quarter but increased 8 percent year on year to 8.4 billion yen.

Assets under management stood at 40 trillion yen and Nomura’s share of the public investment trust market in Japan grew from last quarter to 24.9 percent. The investment trust business reported ongoing inflows into ETFs, Japan stock funds, products for discretionary investments, and privately placed investment trusts for regional financial institutions. The investment advisory business won a mandate from a Japanese public pension fund to manage foreign bonds and saw a rise in mandates in Latin America.

Wholesale

(billions of yen)	FY2015/16 Q2	QoQ	YoY
Net revenue	192.9	-6%	+1%
Income before income taxes	8.6	-56%	-61%

Wholesale booked net revenue of 192.9 billion yen, a 6 percent decrease quarter on quarter but a 1 percent increase year on year. Income before income taxes dropped 56 percent quarter on quarter and 61 percent year on year to 8.6 billion yen.

Global Markets reported softer revenues as a result of the sudden corrections in the equities markets and the widening of credit spreads. However, client revenues remained resilient amid declining market volumes for many products. In Fixed Income, stronger revenues in Rates and an improvement in Emerging Markets FX offset a slowdown in Securitized Products and Credit. Equities revenues declined from the strong first quarter as trading was slow, particularly in Derivatives.

Investment Banking gross revenue was the strongest since the three months to December 2009, driven by ECM. International revenues were softer than last quarter, but increased year on year amid a decline in the overall fee pool.

Financial Position

Nomura maintains a robust financial position and a healthy balance sheet. As of the end of September, Nomura’s total capital ratio was 15.0 percent and its Tier 1 ratio was 13.1 percent under Basel III. Nomura had total assets of 44.0 trillion yen and shareholders’ equity of 2.8 trillion yen. Gross leverage was 15.9 times and net leverage was 9.7 times. All figures are on a preliminary basis.

Shareholder Returns

For the first half of the current fiscal year, Nomura has declared a dividend of 10 yen per share to shareholders of record as of September 30, 2015. The dividend is scheduled to be paid on December 1, 2015.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is an Asia-based financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2015 Nomura Holdings, Inc. All rights reserved.

2.	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.	This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

Nomura Declares Half Year Dividend

Tokyo, October 28, 2015—Nomura Holdings, Inc. today announced that it has declared a dividend of 10 yen per share to shareholders of record as of the end of September 2015. The dividend will be paid on December 1, 2015.

Recent dividends

	Q1	Q2		Q3	Q4		Annual Dividend
FY2013/14		Y	8.0		Y	9.0	Y	17.0
FY2014/15		Y	6.0		Y	13.0	Y	19.0
FY2015/16		Y	10.0			TBD		TBD

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591
Keiko Sugai

Nomura

Nomura is an Asia-based financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

Nomura Announces Future Dissolution of Subsidiary

Tokyo, October 28, 2015—Nomura Holdings, Inc. today announced plans to dissolve a subsidiary as outlined below.

1.	Details of Subsidiary

Corporate Name	Nomura Capital Markets Limited (NCM)
Address	1 Angel Lane, London, EC4R 3AB, United Kingdom
Name of Representative	David Benson
Capital	USD3,123 million
Description of Business	Financial
Reason for Dissolution	As a wholly owned subsidiary of Nomura, NCM has been acting as a booking entity to consolidate risks arising from derivative transactions for Nomura Group. Nomura has decided that NCM will be placed in a voluntary winding up due to a realignment of the booking strategy within Nomura Group.
Schedule	The winding up is expected to be completed by March 31, 2020

2.	Future outlook

For the quarter ended September 30, 2015, Nomura will recognize deferred tax assets and tax expenses will decline by approximately 54 billion yen.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591
Keiko Sugai

Nomura

Nomura is an Asia-based financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

[Translation of the Extraordinary Report Filed with the Director General of the Kanto Finance Bureau on October 28, 2015]

1.	Reason for Submission

As a change in the Specified Subsidiary (Tokutei Kogaisha) of Nomura Holdings, Inc. (“Company”) was decided, the Company hereby submits this Extraordinary Report under the provisions of Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act of Japan and Article 19, Paragraph 2, Item 3, of the Cabinet Office Ordinance on Disclosure of Corporate Information.

2.	Matters Reported

(1) Corporate name, address, name of representative, capital and description of the business of the Specified Subsidiary relevant to the change

Corporate Name	Nomura Capital Markets Limited (NCM)

Address	1 Angel Lane, London, EC4R 3AB, United Kingdom

Name of Representative	David Benson

Capital	USD 3,123 million

Description of Business	Financial

(2) Number and total percentage of the voting rights held by the Company before and after change

1.	Number of Voting Rights Held

	Prior to change:	3,092,500,000

	After change:	—

2.	Percentage of Holdings

	Prior to change:	100%

	After change:	— %

(1) Reasons for and timing of change

1.	Reasons for Change

As a wholly owned subsidiary of the Company, NCM has been acting as a booking entity to consolidate risks arising from derivative transactions for the Nomura Group. The Company has decided that NCM will be placed in a voluntary winding up due to a realignment of the booking strategy within the Nomura Group.

2.	Timing of Change:

The winding up is expected to be completed by March 31, 2020